The Somerset Group, Inc.
             Notes to Unaudited Combined Condensed Statements
                          of Business to be Sold


The Unaudited Combined Condensed Statements of Operations for the three years ended December 31, 1994 and the Unaudited Combined Condensed Balance Sheets as of December 31, 1994 and December 31, 1993 were prepared from the financial books and records of the operations being sold to Fabcon, Incorporated, reflect all adjustments which are, in the opinion of management, necessary to fairly state the results for the periods reflected, and contain the following accounting policies and procedures.

1) The accounting policies and information contained in The Somerset Group, Inc. Notes to Consolidated Financial Statements, for the corresponding time periods and dates shown in the annual report to shareholders for year ended December 31, 1994, apply to these statements of the Business to be Sold.

2) All sales, cost of sales, and gross profit are recorded under construction contracts with customers. Products are not manufactured for finished goods inventory. Sales, cost of sales, and gross profit are the actual amounts for work completed on contracts for products manufactured at the Grove City, Ohio and Westfield, Indiana plants.

3) Selling expenses applicable to the Business to be Sold were determined from actual sales commissions paid for the contracts included in sales, plus an allocation of all other selling expenses based on a percentage of sales of the Business to be Sold to total sales. Management believes this method of allocation to be reasonable.

4) General and administrative expenses applicable to the Business to be Sold were determined from actual expenses incurred by the Grove City, Ohio and Westfield, Indiana facilities, plus an allocation of common expenses based upon the time devoted by personnel contained in the common pool of general and administrative expenses. Management believes this method of allocation to be reasonable.

5) Interest expense was determined from the advances of cash made by The Somerset Group, Inc. to the two facilities to fund their working capital requirements throughout the year at prime plus 1% interest rate.

6) Federal income tax expense has been determined using a rate on the pre-tax income comparable to the corporation's composite consolidated rate for all federal, state, and local income taxes.

7) The items contained in Unaudited Combined Condensed Balance Sheets as "To Be Sold" represent the assets and liabilities that are subject to the sale agreement with Fabcon, Incorporated. The "To Be Retained" items represent the assets and liabilities not subject to the sale agreement that will be settled by the registrant under normal collection and payment terms.